UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the nine months ended September 30, 2014.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: January 12, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2014

General

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. Up to February 2013, the Company was engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which were configured to carry dry cargo. The Company owns and leases these vessels. As of December 31, 2012, all of the Company's OBO capital lease assets have been disposed of except for one OBO capital lease asset which was terminated in March 2013. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Philippines, the Isle of Man, Liberia, China, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels was reduced.

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group (the “Windsor group”), owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company has been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group is expected to emerge from Chapter 11 in January 2015 at which time all of the debt in the Windsor group will be converted into equity and ownership will effectively be transferred to the current bondholders. The Company is expecting to be appointed as commercial manager and this will be the Company's only ongoing involvement with the Windsor group.

As of September 30, 2014, our tanker fleet consisted of 29 vessels and comprised 18 VLCCs (excluding the four vessels in the Windsor group) and 11 Suezmax tankers (including three vessels owned through our majority-owned subsidiary, ITCL), which were either owned or chartered in. We also had one Suezmax newbuilding on order and had six VLCCs, six Suezmax tankers and one Aframax tanker under commercial management.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2014 and September 30, 2013.

Total operating revenues and voyage expenses and commissions

	Nine months ended September 30,
(in thousands of $)	2014	2013
Time charter revenues	10,649	22,005
Bare boat charter revenues	9,289	18,489
Voyage charter revenues	377,167	314,754
Other income	27,484	18,371
Total operating revenues	424,589	373,619

Voyage expenses and commissions	222,486	219,571

Time charter revenues decreased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to:

•
A decrease of $10.3 million due to the redelivery of one VLCC from time charter in September 2013 (this vessel was chartered-in by the Company and the long term charter party was terminated in November 2013).

•	A decrease of $1.7 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

These factors were partially offset by an increase in time charter revenues as a result of the delivery of two Suezmax tankers onto time charters in August 2014, resulting in an increase of $0.8 million.
Bareboat charter revenues decreased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to the following:

•	A decrease of $6.1 million due to the termination of the bareboat charters on two VLCCs in March 2013 and March 2014.

•	A decrease of $3.1 million due to the de-consolidation of the Windsor group in July 2014.

Voyage charter revenues increased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to the following reasons:

•	An increase of $48.6 million due to an increase in market rates, primarily in the first and third quarter of 2014 as compared to the first and third quarter of 2013.

•	An increase of $21.6 million due to a decrease in off-hire and waiting days.

•	An increase of $9.6 million due to the redelivery of one Suezmax tanker from time charter.

•	An increase of $7.8 million due to the redelivery of two VLCCs from bareboat charter in March 2013 and March 2014.

•	An increase of $4.4 million due to the delivery of one Suezmax newbuilding in May 2014.

These factors were partially offset by:

•
The redelivery by the Company of two VLCCs and one Suezmax tanker, which were chartered-in, in November 2013, May 2013 and February 2013, respectively, resulting in a decrease in revenues of $18.3 million.

•	The sale of one VLCC in March 2014 resulting in a decrease of voyage revenues of $7.7 million

•	The de-consolidation of the Windsor group in July 2014, resulting in a decrease in revenues of $3.5 million.

The increase in other income in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.
Voyage expenses and commissions increased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to the following reasons:

•
An increase of $11.7 million in costs due to the reduction in off-hire and waiting days, an increase in consumption due to an increase in vessel speed, plus additional commissions as a result of higher charter rates.

•	An increase of $5.5 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•	An increase of $4.7 million due to the redelivery of two VLCCs from bareboat charter in March 2013 and March 2014.

•	An increase of $1.8 million due to the delivery of one Suezmax newbuilding in May 2014.

These factors were partially offset by:

•	The redelivery of two VLCCs and one Suezmax tanker chartered in under capital leases, resulting in a decrease in voyage expenses of $9.9 million.

•	The sale of one VLCC resulting in a decrease in voyage expenses of $5.2 million.

•	The redelivery of one VLCC chartered in under operating lease, resulting in a decrease in voyage expenses of $3.6 million.

•	A decrease of $2.4 million due to the de-consolidation of the Windsor group in July 2014.

(Loss) gain from sale of assets and amortization of deferred gains

	Nine months ended September 30,
(in thousands of $)	2014	2013
Net gain on lease terminations	—	7,410
Loss on sale of assets	(15,727)	—
Amortization of deferred gains	—	2,322
	(15,727)	9,732

The net gain on lease terminations in the nine months ended September 30, 2013 comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.
The loss on sale of assets in the nine months ended September 30, 2014 is attributable to the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014.
The amortization of deferred gains in the nine months ended September 30, 2013 represents the amortization of the deferred gain resulting from the sale and lease back of the Front Eagle (renamed DHT Eagle).

Ship operating expenses

	Nine months ended September 30,
(in thousands of $)	2014	2013
VLCC	54,967	66,204
Suezmax	16,039	20,447
Total ship operating expenses	71,006	86,651

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.
VLCC operating costs decreased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to the following reasons:

•	A decrease of $4.6 million due to the termination of the long term charter parties in November 2013 of two vessels, which had been chartered-in.

•	A decrease in drydocking costs of $4.1 million due to lower costs on the three vessels which docked in 2014, compared to the three vessels that docked in 2013.

•	A decrease of $1.2 million due to lower repairs and maintenance and spares costs.

•	A decrease of $1.1 million due to the disposal of one vessel in March 2014.

•	A decrease of $0.9 million due to the redelivery of two vessels chartered in under operating lease

These factors were partially offset by an increase of $1.7 million due to the redelivery to the Company of two VLCCs, which had been chartered out on bareboat contracts, one of which was subsequently sold in March 2014.
Suezmax operating costs decreased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due the following reasons:

•	A $4.0 million reduction in drydocking costs as no vessels were dry docked in 2014 compared to three in 2013.

•	The redelivery of one vessel chartered in under capital lease, resulting in a decrease of $0.5 million.

•	A $0.5 million reduction in repairs and maintenance and spares costs.

These factors were partially offset by an increase of $0.8 million due to the delivery of one newbuilding in May 2014.
Contingent rental expense (income)

	Nine months ended September 30,
(in thousands of $)	2014	2013
Contingent rental expense (income)	20,769	(9,470)

The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the nine months ended September 30, 2014, there was a claw back (i.e. income) of $0.6 million relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was $21.4 million based on the difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In the nine months ended September 30, 2013, there was income of $9.5 million relating to the four vessels leased from the German KG companies as the amounts paid were lower than the index that was used to record the leases when they were amended in December 2011. $5.7 million of this amount relates to the nine months ended September 30, 2013 and $3.8 million relates to the year ended December 31, 2012. The contingent rental expense relating to the Ship Finance vessels was nil.
Charter hire expense

	Nine months ended September 30,
(in thousands of $)	2014	2013
Charter hire expense	—	4,176

The charter hire expense in the nine months ended September 30, 2013 was attributable to one double-hull VLCC. This agreement was terminated in May 2013.
Administrative expenses

	Nine months ended September 30,
(in thousands of $)	2014	2013
Administrative expenses	29,825	23,168

Administrative expenses increased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to an increase in employee related expenses of $3.8 million, all of which is recharged to related parties, and an increase in newbuilding supervision costs of $2.6 million, all of which is recharged to related parties. Amounts recharged to related parties are recorded as Other Income.
Impairment loss on vessels

	Nine months ended September 30,
(in thousands of $)	2014	2013
Impairment loss on vessels	97,709	103,724

The vessel impairment loss of $97.7 million in the nine months ended September 30, 2014 relates to three vessels leased from Ship Finance (Front Opalia, Front Commerce and Front Comanche) and one vessel owned by the ITCL Group (Ulriken, ex Antares Voyager). The vessel impairment loss of $103.7 million in the nine months ended September 30, 2013 relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). (See Note 7 to the Unaudited Interim Condensed Consolidated Financial Statements).
Depreciation

	Nine months ended September 30,
(in thousands of $)	2014	2013
Depreciation	64,565	76,381

Depreciation expense decreased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to the following reasons:

•	A decrease of $5.9 million due to redelivery of two VLCCs and one Suezmax tanker, chartered in under capital leases, in November 2013 and February 2013.

•	A decrease of $2.6 million due to due to an impairment charge that was recorded on three VLCCs in the nine months ended September 30, 2014, and one VLCC in the nine months ended September 30, 2013.

•	A decrease of $2.4 million due to the de-consolidation of Windsor group in July 2014.

•	A decrease of $1.7 million due to the sale of one VLCC in March 2014.

These factors were partially offset by an increase of $0.7 million due to the delivery of one Suezmax tanker newbuilding in May 2014.
Interest income

	Nine months ended September 30,
(in thousands of $)	2014	2013
Interest income	32	81

Interest income in the nine months ended September 30, 2014 and September 30, 2013 relates solely to interest received on bank deposits.
Interest expense

	Nine months ended September 30,
(in thousands of $)	2014	2013
Interest expense	(60,434)	(68,301)

Interest expense decreased in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 primarily due to the following reasons:

•
A decrease in finance lease interest expense of $7.8 million due the redelivery of two VLCCs, chartered in under capital leases, in November 2013 and the reduction of lease obligations as a result of payments made during 2013.

•	A decrease of $3.0 million in loan interest expense as a result of the de-consolidation of the Windsor group in July 2014.

•	A decrease of $1.1 million due to repayment of debt on the 8.04% First Preferred Mortgage Term Notes as a result of the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014.

•	A decrease of $0.8 million due to the debt for equity exchange, concerning the Company's convertible bond loan with maturity in April 2015, in the second quarter of 2014.

These factors were partially offset by:

•
A $4.1 million increase as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory in November 2013.

•	An increase of $0.5 million in the amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes prior to de-consolidation of the Windsor group.

Share of results from associated companies

	Nine months ended September 30,
(in thousands of $)	2014	2013
Share of results from associated companies	11,036	13,046

As of September 30, 2014, the Company accounted for four investees (September 30, 2013: four investees) under the equity method.
Share of results from associated companies in the nine months ended September 30, 2014 includes earnings from Frontline 2012 of $11.6 million.
In the nine months ended September 30, 2013, the Company recognized a gain of $5.2 million in the first quarter on the dilution of its ownership in Frontline 2012 from 7.9% to 6.3% following a private placement by Frontline 2012 in January 2013 and a gain of $4.7 million in the third quarter on the dilution of its ownership in Frontline 2012 from 6.3% to 5.4% following a private placement by Frontline 2012 in September 2013. The Company also recognized earnings from associated companies of $3.1 million, of which $3.5 million were from Frontline 2012.
Mark to market loss on derivatives

	Nine months ended September 30,
(in thousands of $)	2014	2013
Mark to market loss on derivatives	—	(585)

The mark to market loss on derivatives in 2013 relates to the Company's trading in freight forward agreements ("FFAs"). The Company ceased trading FFAs in March 2013.

Loss on de-consolidation of subsidiaries

	Nine months ended September 30,
(in thousands of $)	2014	2013
Loss on de-consolidation of subsidiaries	(12,415)	—

The loss on de-consolidation of subsidiaries in the nine months ended September 30, 2014 resulted from the de-consolidation of the Windsor group. On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company has been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The loss comprises the net investment in the Windsor group at the time of de-consolidation and $8.8 million relating to the accelerated amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes.

Other non-operating items

	Nine months ended September 30,
(in thousands of $)	2014	2013
Other non-operating items	1,056	939

Other non-operating items in the nine months ended September 30, 2014 and September 30, 2013 primarily relate to the amortization of deferred gains.

Net loss from discontinued operations

	Nine months ended September 30,
(in thousands of $)	2014	2013
Net loss from discontinued operations	—	(1,016)

The net loss in the nine months ended September 30, 2013 relates to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million.

Net loss attributable to noncontrolling interest

	Nine months ended September 30,
(in thousands of $)	2014	2013
Net loss attributable to noncontrolling interest	8,571	1,607

Net loss attributable to noncontrolling interest represents the noncontrolling interest's 17.53% interest in the loss of ITCL in the relevant period.

Liquidity and Capital Resources

Net cash provided by operating activities was $38.5 million in the nine months ended September 30, 2014 compared with net cash used in operating activities of $48.9 million in the nine months ended September 30, 2013. No contingent rental expense was paid in the nine months ended September 30, 2014 compared with $52.2 million in the nine months ended September 30, 2013. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent ("TCE") rates earned by the Company's vessels in periods subsequent to September 30, 2014 compared with the actual TCE rates achieved during the nine months ended September 30, 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. The Company's cash position increased from $53.8 million to $104.6 million during the nine months ended September 30, 2014.

The Company estimated average total cash cost break even rates for the fourth quarter of 2014 on a TCE basis for its VLCCs and Suezmax tankers of approximately $22,900 and $18,100, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2015. These rates do not take into account capital expenditures. TCE rates are the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2014 by the Company's VLCCs and Suezmax tankers were $23,800 and $19,300, respectively,

As of September 30, 2014 and December 31, 2013, the Company had cash and cash equivalents of $104.6 million and $53.8 million, respectively. As of September 30, 2014 and December 31, 2013, the Company had restricted cash of $16.1 million and $68.4 million, respectively. Restricted cash balances at September 30, 2014 and December 31, 2013 include $15.3 million and $66.2 million, respectively, held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements.

The Company issued 12,834,800 new ordinary shares under its ATM program during the nine months ended September 30 2014, generating net proceeds of $52.9 million. No shares have been issued under the ATM program subsequent to September 30, 2014.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex Phoenix Voyager) to an unrelated third party and the vessel was delivered to the buyer on March 11, 2014. This transaction was cash neutral to the Company as all of the net proceeds were used to repay debt, which is non-recourse to the Company.

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel was delivered on May 19, 2014 following payment of the final installment of $41.5 million from cash and the second vessel was delivered on January 6, 2015 following payment of the final installment of $40.9 million. In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. The Company drew down $30.0 million in the third quarter for the vessel delivered in the second quarter and drew down $30.0 million in January 2015 upon delivery of the second newbuilding. Repayments are made on a quarterly basis, each in an amount equalling 1/60th of the amount drawn, with a balloon payment on the final maturity date in June 2017. The loan bears interest at LIBOR plus a margin. The loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing the borrowings decrease below a required level. In addition, the loan agreement requires the vessel owning subsidiaries to maintain a certain level of free cash and maintain positive working capital. Failure to comply with any of the covenants could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. The Company was in compliance with all of the financial and other covenants as of September 30, 2014.

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company has been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing and recorded a non-cash loss of $12.4 million in the third quarter of 2014. The loss comprises the net investment in the Windsor group at the time of de-consolidation and $8.8 million relating to the accelerated amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes. The Windsor group is expected to emerge from Chapter 11 in January 2015 at which time all of the debt in the Windsor group will be converted into equity and ownership will effectively be transferred to the current bondholders. The Company is expecting to be appointed as commercial manager and this will be the Company's only ongoing involvement with the Windsor group.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Commerce, Front Comanche and Front Opalia and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for these vessels terminated on November 4, November 12 and November 19, respectively. These terminations are expected to result in a non-cash gain of approximately $40 million in the fourth quarter of 2014. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey. The Company has agreed an aggregate compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid in November upon termination and the balance will be recorded as notes payable, with similar amortization profiles to the current lease obligations, which were due to expire in the period from June 2022 to November 2023, with reduced rates until December 2015 and full rates from 2016. The Company had an aggregate lease obligation for these three vessels of $100.1 million at September 30, 2014.

Pursuant to an early termination agreement between three of the Company’s subsidiaries, which are accounted for under the equity method; (1) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (2) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (3) the three vessels were sold. This transaction was cash neutral to the Company, except for an amount of $1.1 million which became available to the Company from restricted cash following repayment of all debt and this will be dividended to the Company.

In September 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and the vessel was delivered to the buyer on October 20, 2014. The related debt in the amount of $36.7 million, which is non-recourse to the Company, is expected to be repaid in full in January 2015 from the net cash proceeds and restricted cash.

In October 2014, the Company bought $17.8 million notional principal of its convertible bond issue at a purchase price of 91.654%. This transaction is expected to result in a non-cash gain of $1.5 million in the fourth quarter of 2014. In October 2014, the Company also entered into a private agreement to exchange $23.0 million of the outstanding principal amount of its convertible bond issue for an aggregate of 8,251,724 shares and a cash payment of $10 million plus accrued interest.

In December 2014, the Company entered into a private agreement to exchange $22.5 million of the outstanding principal amount of its convertible bond issue for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. This transaction and the bond exchange in October 2014 are expected to result in a non-cash loss of approximately $23 million in the fourth quarter of 2014.

In the fourth quarter of 2014, the Company reduced the outstanding balance on its convertible bond loan, which matures in April 2015, from $190.0 million at September 30, 2014 to $126.7 million at January 8, 2015 through a bond buy back and two debt/equity swaps. The tanker market has shown some strength in the fourth quarter of 2014 and has been even stronger so far in the first quarter of 2015. While a strong market creates some flexibility for the Company going forward, it is unlikely the Company can repay all of its outstanding $126.7 million convertible bond loan in April 2015 from existing cash resources and cash generated from operations. The Board is currently considering various financing alternatives to cover the shortfall in the convertible bond repayment such as raising equity or selling or pledging some assets (consisting of shares in Frontline 2012 Ltd and equity interests in two Suezmax vessels, which in aggregate are currently valued at up to approximately $147 million), establishing new loans or refinancing of existing loan and lease arrangements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2014 and September 30, 2013
(in thousands of $, except per share data)

	Nine months ended September 30,
	2014	2013
Operating revenues
Time charter revenues	10,649	22,005
Bareboat charter revenues	9,289	18,489
Voyage charter revenues	377,167	314,754
Other income	27,484	18,371
Total operating revenues	424,589	373,619
(Loss) gain from sale of assets and amortization of deferred gains	(15,727)	9,732
Voyages expenses and commissions	222,486	219,571
Contingent rental expense (income)	20,769	(9,470)
Ship operating expenses	71,006	86,651
Charter hire expense	—	4,176
Administrative expenses	29,825	23,168
Impairment loss on vessels	97,709	103,724
Depreciation	64,565	76,381
Total operating expenses	506,360	504,201
Net operating loss	(97,498)	(120,850)
Other income (expenses)
Interest income	32	81
Interest expenses	(60,434)	(68,301)
Share of results from associated companies	11,036	13,046
Foreign currency exchange loss	(119)	(124)
Mark to market loss on derivatives	—	(585)
Loss from de-consolidation of subsidiaries	(12,415)	—
Other non-operating items	1,056	939
Net other expenses	(60,844)	(54,944)
Net loss before income taxes and noncontrolling interest	(158,342)	(175,794)
Income tax expense	(191)	(275)
Net loss from continuing operations	(158,533)	(176,069)
Net loss from discontinued operations	—	(1,016)
Net loss	(158,533)	(177,085)
Net loss attributable to noncontrolling interest	8,571	1,607
Net loss attributable to Frontline Ltd.	(149,962)	(175,478)

Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	(1.55)	(2.23)
Basic and diluted loss per share from discontinued operations ($)	—	(0.01)
Basic and diluted loss per share attributable to Frontline Ltd. ($)	(1.55)	(2.24)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2014 and September 30, 2013
(in thousands of $)

	Nine months ended September 30,
	2014	2013
Comprehensive loss
Net loss	(158,533)	(177,085)
Unrealized gain (loss) from marketable securities	311	(56)
Foreign currency translation loss	(21)	(81)
Other comprehensive income (loss)	290	(137)
Comprehensive loss	(158,243)	(177,222)

Comprehensive loss attributable to stockholders of Frontline Ltd.	(149,672)	(175,615)
Comprehensive loss attributable to noncontrolling interest	(8,571)	(1,607)
	(158,243)	(177,222)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of September 30, 2014 and December 31, 2013
(in thousands of $)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	104,599	53,759
Restricted cash and investments	16,107	68,363
Marketable securities	3,914	3,479
Trade accounts receivable, net	22,044	11,828
Related party receivables	11,295	9,487
Other receivables	15,276	16,180
Inventories	45,827	44,532
Voyages in progress	31,376	46,112
Prepaid expenses and accrued income	4,493	3,858
Investment in finance lease	2,902	2,555
Total current assets	257,833	260,153
Long term assets
Newbuildings	15,168	29,668
Vessels and equipment, net	57,276	264,804
Vessels and equipment under capital lease, net	566,614	704,808
Investment in unconsolidated subsidiaries and associated companies	67,675	58,658
Deferred charges	866	695
Investment in finance lease	46,603	48,819
Vessel held for sale	25,988	—
Other long term assets	12	—
Total assets	1,038,035	1,367,605

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	196,942	22,706
Current portion of obligations under capital leases	48,580	46,930
Related party payables	35,552	11,419
Trade accounts payable	8,158	13,302
Accrued expenses	29,697	33,401
Deferred charter revenue	—	98
Other current liabilities	5,435	2,916
Total current liabilities	324,364	130,772
Long-term debt	59,715	436,372
Related party payables	68,613	72,598
Obligations under capital leases	705,792	742,418
Deferred gains on sales of vessels	—	1,288
Other long-term liabilities	2,824	2,208
Total liabilities	1,161,308	1,385,656
Commitments and contingencies
Equity

Share capital (99,346,513 shares, par value $1.00 (December 31, 2013; 86,511,713 shares, par value $1.00))	99,346	86,512
Additional paid in capital	190,019	149,985
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(3,013)	(3,303)
Retained deficit	(884,237)	(734,275)
Total equity attributable to Frontline Ltd.	(123,756)	(26,952)
Noncontrolling interest	483	8,901
Total equity	(123,273)	(18,051)
Total liabilities and equity	1,038,035	1,367,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2014 and September 30, 2013
(in thousands of $)

	2014	2013

Net cash provided by (used in) operating activities	38,453	(48,915)

Change in restricted cash	34,363	28,270
Additions to newbuildings, vessels and equipment	(44,641)	(1,691)
Finance lease payments received	1,870	1,578
Proceeds from sale of vessels and equipment	29,724	6,371
Proceeds from sale of shares in subsidiaries	49	—
Dividends received	2,019	—
Net investment in associated companies	—	(5,509)
Net cash provided by investing activities	23,384	29,019

Net proceeds from issuance of shares	52,934	1,490
Proceeds from issuance of long term debt, net of fees paid	29,390	19,798
Repayment of long-term debt	(54,235)	(21,531)
Repayment of capital leases	(34,335)	(38,185)
Repayment of related party loan note	(4,751)	—
Net cash used in financing activities	(10,997)	(38,428)

Net change in cash and cash equivalents	50,840	(58,324)
Cash and cash equivalents at start of period	53,759	137,603
Cash and cash equivalents at end of period	104,599	79,279

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2014 and September 30, 2013
(in thousands of $, except number of shares)

	2014	2013
Number of share outstanding
Balance at beginning of period	86,511,713	77,858,502
Shares issued	12,834,800	985,084
Balance at end of the period	99,346,513	78,843,586

Share capital
Balance at beginning of period	86,512	194,646
Capital reorganization	—	(116,788)
Shares issued	12,834	985
Balance at end of the period	99,346	78,843

Additional Paid In Capital
Balance at beginning of the period	149,985	821
Capital reorganization	—	116,788
Stock option expense	37	124
Shares issued	40,100	318
Disposal of subsidiary	(103)	—
Transfer to Contributed Surplus	—	—
Balance at end of the period	190,019	118,051

Contributed Surplus
Balance at beginning and end of the period	474,129	474,129
Transfer from Additional Paid in Capital	—	—
Balance at end of the period	474,129	474,129

Accumulated Other Comprehensive Loss
Balance at beginning of the period	(3,303)	(4,155)
Other comprehensive income (loss)	290	(137)
Balance at end of the period	(3,013)	(4,292)

Retained Deficit
Balance at beginning of the period	(734,275)	(545,766)
Net loss	(149,962)	(175,478)
Balance at end of the period	(884,237)	(721,244)

Total equity attributable to Frontline Ltd.	(123,756)	(54,513)

Noncontrolling Interest
Balance at beginning of the period	8,901	11,474
Net loss	(8,571)	(1,607)
Disposal of subsidiary	153	—
Balance at end of the period	483	9,867

Total Equity	(123,273)	(44,646)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 21, 2014. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended September 30, 2014 are not necessarily indicative of the results for the entire year ending December 31, 2014.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

3. RECENT ACCOUNT PRONOUNCEMENTS

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. The Company is required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, and the IASB is issuing IFRS 15, Revenue from Contracts with Customers. The issuance of these documents completes the joint effort by the FASB and the IASB to meet those objectives and improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in US GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

4. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold. Following the termination of the lease on the Front Guider, the last of the Company's OBO carriers, the results of the OBO carriers have been recorded as discontinued operations.

The results of Front Guider are recorded as discontinued operations in the nine months ended September 30, 2013. Amounts recorded in respect of discontinued operations in the nine months ended September 30, 2014 and September 30, 2013 are as follows;

	Nine months ended September 30,
(in thousands of $)	2014	2013
Operating revenues	—	1,840
Loss on lease termination	—	(847)
Net loss	—	(1,016)

5. EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period and net loss. The assumed exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at September 30, 2014 and September 30, 2013. The convertible bonds using the if-converted method were anti dilutive for both periods presented and, therefore, 5,197,406 shares (September 30, 2013: 5,881,275 shares) that could result from the convertible bond were excluded from the denominator in the diluted EPS calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

	Nine months ended September 30,
(in thousands of $)	2014	2013
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(149,962)	(174,462)
Net loss from discontinued operations	—	(1,016)
Net loss attributable to Frontline Ltd.	(149,962)	(175,478)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Nine months ended September 30,
	2014	2013
Weighted average number of ordinary shares (000s)	96,858	78,204

6. (LOSS) GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

	Nine months ended September 30,
(in thousands of $)	2014	2013
Net gain on lease terminations	—	7,410
Loss on sale of assets	(15,727)	—
Amortization of deferred gains	—	2,322
	(15,727)	9,732

The net gain on lease terminations in the nine months ended September 30, 2013 relates to the termination of leases for vessels that were leased in by the Company and comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.

The loss on sale of assets in the nine months ended September 30, 2014 is attributable to the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014.

The amortization of deferred gains in the nine months ended September 30, 2013 represents the amortization of the deferred gain resulting from the sale and lease back of the Front Eagle (renamed DHT Eagle).

7. IMPAIRMENT LOSS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During the nine ended September 30, 2014, the Company identified three vessels held under capital lease and one owned vessel, where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable.

The Company has recorded a vessel impairment loss of $97.7 million in the nine months ended September 30, 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($27.8 million), Front Commerce ($26.7 million) and Front Comanche ($30.7 million) and one vessel owned by a wholly-owned subsidiary of Independent Tankers Corporation Limited - Ulriken (ex Antares Voyager) ($12.4 million). The impairment loss recorded on the vessels held under capital lease vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 100% lease termination probability was assigned to these three vessels as of September 30, 2014. In September 2014, Golden State entered into an agreement to sell the Ulriken to an unrelated third party. The delivery took place in October 2014. The Company recorded an impairment loss of $12.4 million in the nine months end September 30, 2014 being the difference between the vessel's carrying value and the net sales price of $26.0 million. The vessel was transferred to Assets held for sale as at September 30, 2014.

During the nine months ended September 30, 2013, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company has recorded a vessel impairment loss of $103.7 million in the nine months ended September 30, 2013. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Century ($15.6 million), Front Champion ($42.5 million) and Golden Victory ($45.6 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. A 50% lease termination probability was also assigned to Front Century as of September 30, 2013 and this lease has not been terminated.

8. LOSS ON DECONSOLIDATION OF SUBSIDIARIES

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group (the “Windsor group”), owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company has been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing and recorded a loss of $12.4 million in the third quarter of 2014. The loss comprises the net investment in the Windsor group at the time of de-consolidation and $8.8 million relating to the accelerated amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes. The Windsor group is expected to emerge from Chapter 11 in January 2015 at which time all of the debt in the Windsor group will be converted into equity and ownership will effectively be transferred to the current bondholders. The Company is expecting to be appointed as commercial manager and this will be the Company's only ongoing involvement with the Windsor group.

9. NEWBUILDINGS

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel, the Front Ull, was delivered on May 19, 2014 following payment of the final installment of $41.5 million and the second vessel was delivered on January 6, 2015 following payment of the final installment of $40.9 million. (See Note 12 to the Unaudited Interim Condensed Consolidated Financial Statements).

10. VESSELS AND EQUIPMENT, NET

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex Phoenix Voyager) to an unrelated third party and the vessel was delivered to the buyer on March 11, 2014.

In May 2014, the Company took delivery of the Front Ull, the first of two Suezmax newbuildings the Company has ordered from Rongsheng shipyard.

The Company has de-consolidated the Windsor group owned by ITCL on July 15, 2014 and the four vessels owned by the Windsor Group are no longer carried on the balance sheet of the Company.

In September 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party. The delivery took place in October 2014. The Company recorded an impairment loss of $12.4 million in the nine months end September 30, 2014. The vessel was transferred to Vessel held for sale as at September 30, 2014.

11. EQUITY METHOD INVESTMENTS

In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $241,000.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter in “share of results from associated companies”.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not participate in this private placement and its ownership decreased from 6.3% to 5.4%.

Frontline 2012 declared a dividend of $0.05 per share in February 2014 in respect of the fourth quarter of 2013 and this dividend was paid in March 2014 at which time the Company received $0.7 million.

In March 2014, Frontline 2012 purchased 1,130,662 of its own shares and recorded these shares as treasury shares. This increased the Company's ownership in Frontline 2012 from 5.4% to 5.43%.

Frontline 2012 declared a dividend of $0.05 per share in May 2014 in respect of the first quarter of 2014 and this dividend was paid in June 2014 at which time the Company received $0.7 million.

In May and June 2014, Frontline 2012 purchased 2,523,867 of its own shares and recorded these shares as treasury shares. This increased the Company's ownership in Frontline 2012 from 5.43% to 5.48%.

In July and August 2014, Frontline 2012 purchased 3,137,588 of its own shares and recorded these shares as treasury shares. This increased the Company ownership in Frontline 2012 from 5.48% to 5.55%.

Frontline 2012 declared a dividend of $0.05 per share in August 2014 in respect of the second quarter of 2014 and this dividend was paid in September 2014 at which time the Company received $0.7 million.

12. DEBT

In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. $30.0 million of this facility was drawn down in the third quarter and $30.0 million was drawn down in January 2015 upon the delivery of the second newbuilding. Repayments are made on a quarterly basis, each in an amount equalling 1/60th of the amount drawn, with a balloon payment on the final maturity date in June 2017. The loan bears interest at LIBOR plus a margin. The loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing the borrowings decrease below a required level. In addition, the loan agreement requires the vessel owning subsidiaries to maintain a certain level of free cash and maintain positive working capital. Failure to comply with any of the covenants could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. The Company was in compliance with all of the financial and other covenants as of September 30, 2014.

The conversion price of the Company's convertible bonds at September 30, 2014 and December 31, 2013 was $36.5567.

In the fourth quarter of 2014, the Company reduced the outstanding balance on its convertible bond loan, which matures in April 2015, from $190.0 million at September 30, 2014 to $126.7 million at January 8, 2015 through a bond buy back and two debt/equity swaps. It is unlikely the Company can repay all of its outstanding $126.7 million convertible bond loan in April 2015 from existing cash resources and cash generated from operations. There are various financing alternatives to cover the shortfall in the convertible bond repayment such as raising equity or selling or pledging some assets (consisting of shares in Frontline 2012 Ltd and equity interests in two Suezmax vessels, which in aggregate are currently valued at up to approximately $147 million), establishing new loans or refinancing of existing loan and lease arrangements.

Assets pledged

(in thousands of $)	2014	2013
Vessel held for sale	25,988	—
Vessels and equipment, net,	56,286	263,367
Restricted cash and investments	15,305	66,249

Vessel held for sale comprises $26.0 million for the VLCC Ulriken (ex Antares Voyager) relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies.

Vessels and equipment, net, at September 30, 2014 relates to the Front Ull, which is pledged as security for the Company's $60.0 million term loan facility The balance at December 31, 2013 comprises $82.3 million relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies and $181.1 million relating to the 7.84% First Preferred Mortgage Term Notes in the Windsor group. The Company has de-consolidated the Windsor group in the third quarter of 2014.

Restricted cash and investments comprises $13.2 million (2013: $36.8 million) relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies, $1.3 million (2013: $28.6 million) relating to the 7.84% First Preferred Mortgage Term Notes in the Windsor group and $0.8 million (2013: $0.8 million) relating to the 8.52% First Preferred Mortgage Term Notes in the CalPetro companies.

13. SHARE CAPITAL

The Company issued 12,834,800 new ordinary shares under its ATM program in the nine months ended September 30, 2014 (nine months ended September 30, 2013: 985,084 shares) and had an issued share capital at September 30, 2014 of $99,346,513 divided into 99,346,513 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares).

14. FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. The functional currencies of certain of the Company's subsidiaries are Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight agreements
During the nine months ended September 30, 2013, the Company entered into forward freight agreements for speculative purposes. As of September 30, 2014, the Company had no contracts outstanding (December 31, 2013: no contracts). The Company recorded a loss on forward freight agreements of $0.6 million in the nine months ended Sept 30, 2013, which is included in "Mark to market loss on derivatives".

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities as of September 30, 2014 and December 31, 2013 are as follows:

	2014		2013
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	104,599	104,599	53,759	53,759
Restricted cash and investments	16,107	16,107	68,363	68,363
Marketable securities	3,914	3,914	3,479	3,479
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	36,657	32,913	269,078	200,077
4.5% Convertible Bond	190,000	169,955	190,000	140,315
Floating rate debt	30,000	30,000	—	—

The estimated fair value of financial assets and liabilities at September 30, 2014 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	104,599	104,599	—	—
Restricted cash and investments	16,107	16,107	—	—
Marketable securities	3,914	3,914	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	32,913	—	32,913	—
4.5% Convertible Bond	169,955	—	169,955	—
Floating rate debt	30,000	—	30,000	—

The estimated fair value of financial assets and liabilities at December 31, 2013 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	53,759	53,759	—	—
Restricted cash and investments	68,363	68,363	—	—
Marketable securities	3,479	3,479	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	200,077	—	200,077	—
4.5% Convertible Bond	140,315	—	140,315	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the period end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

U.S Dollar denominated floating rate debt - the carrying values in the balance sheet approximate their fair value since it bears variable interest rates, which reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company has recorded a vessel impairment loss of $97.7 million in the nine months ended September 30, 2014. This loss relates to three vessels leased from Ship Finance (Front Opalia, Front Commerce and Front Comanche) and one vessel owned by Independent Tankers Corporation Limited (Ulriken, ex Antares Voyager). At September 30, 2014, Front Opalia, Front Commerce and Front Comanche were measured at an aggregate fair value of nil, based on 100% lease termination assumptions, which was determined using level 3 inputs being the expected future cash flows from equivalent vessels obtainable for charter in the open market. At September 30, 2014 the Ulriken (ex Antares Voyager) was measured at a fair value of $26.0 million based on the net sales price of the vessel. (See Note 7 to the Unaudited Interim Condensed Consolidated Financial Statements).

An impairment loss of $15.6 million was recorded on the VLCC Front Century in the six months ended June 30, 2013 and the vessel was measured at a fair value of $25.8 million at June 30, 2013, which was determined using level three inputs being the discounted expected cash flows from the leased vessel. Depreciation of $1.6 million was then recorded in the second half of 2013 and the vessel was recorded at $24.2 million at December 31, 2013.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

15. RELATED PARTY TRANSACTIONS

The Company's majority shareholder is Hemen Holding Ltd., or Hemen, a Cyprus holding company indirectly controlled by trusts established by the Company's Chairman and President, Mr. Fredriksen. The Company transacts business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited, Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd, North Atlantic Drilling Ltd, Frontline 2012 Ltd and Knightsbridge Shipping Limited. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited, Frontline 2012 Ltd. and Orion Tankers Ltd. are equity accounted. Golar LNG Limited is not considered to be a related party at September 30, 2014 following the sale by a company associated with Hemen of its shares in Golar LNG Limited in September 2014.

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. A summary of leasing transactions with Ship Finance during the nine months ended September 30, 2014 and September 30, 2013 is as follows:

	Nine months ended September 30,
(in thousands of $)	2014	2013
Charter hire paid (principal and interest) - continuing operations	94,354	117,052
Charter hire paid (principal and interest) - discontinued operations	—	434
Contingent rental expense - continuing operations	21,410	—
Remaining lease obligation	701,332	841,446

In January 2013, the Company received a lease termination payment from Ship Finance of $7.8 million in respect of the lease termination for Titan Aries (now renamed Edinburgh) and recorded a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In October 2013, the Company agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million in the fourth quarter of 2013 on the termination of these leases. The Company agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Opalia, Front Comanche and Front Commerce and Ship Finance simultaneously sold the vessels to unrelated third parties. The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey. The Company has agreed an aggregate compensation payment to Ship Finance of approximately $58.8 million for the early termination of the charter parties, of which approximately $10.5 million was paid in December 2014 and the balance will be recorded as notes payable, with similar amortization profiles to the current lease obligations, which were due to expire in the period from June 2022 to November 2023, with reduced rates until December 2015 and full rates from 2016. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively.

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the nine months ended September 30, 2014 and September 30, 2013 is as follows:

	Nine months ended September 30,
(in thousands of $)	2014	2013
Seatankers Management Co. Ltd	1,741	993
Golar LNG Limited	1,403	1,558
Golar LNG Partners LP	100	89
Ship Finance International Limited	4,597	3,859
Golden Ocean Group Limited	4,040	2,368
Frontline 2012 Ltd	7,495	5,141
Bryggegata AS	(1,543)	(1,112)
Arcadia Petroleum Limited	522	7,788
Seadrill Limited	1,726	949
North Atlantic Drilling Limited	385	45
Archer Limited	372	298
Deep Sea Supply Plc	114	39
Aktiv Kapital ASA	—	11
Knightsbridge Shipping Limited	201	—
Windsor group	121	—
CalPetro Tankers (Bahamas I) Limited	62	40
CalPetro Tankers (Bahamas II) Limited	62	40
CalPetro Tankers (IOM) Limited	62	40

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

A summary of balances due from related parties as at September 30, 2014 and December 31, 2013 is as follows:

(in thousands of $)	2014	2013
Ship Finance International Limited	2,674	2,272
Seatankers Management Co. Ltd	363	394
Archer Limited	117	8
Golar LNG Limited	—	942
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	2,168	1,219
Seadrill Limited	366	1,478
North Atlantic Drilling Limited	193	75
Frontline 2012 Ltd	3,232	2,860
CalPetro Tankers (Bahamas I) Limited	28	14
CalPetro Tankers (Bahamas II) Limited	28	14
CalPetro Tankers (IOM) Limited	28	14
Deep Sea Supply Plc	26	4
Aktiv Kapital Ltd	—	6
Knightsbridge Shipping Limited	1,726	—
Arcadia Petroleum Limited	333	174
	11,295	9,487
A summary of balances due to related parties as at September 30, 2014 and December 31, 2013 is as follows:

(in thousands of $)	2014	2013
Ship Finance International Limited	(27,352)	(8,528)
Seatankers Management Co. Ltd	(470)	(506)
Golar LNG Limited	—	(155)
Golden Ocean Group Limited	(1,938)	(1,047)
Windsor Group	(1,410)	—
Knightsbridge Shipping Limited	(1,167)	—
Frontline 2012 Ltd	(3,215)	(1,183)
	(35,552)	(11,419)

The long term related party balance payable of $68.6 million (December 31, 2013: $72.6 million) is the long term portion of the loan note due to Ship Finance and is the remaining termination fee payable for the Front Champion and Golden Victory. $5.3 million (December 31, 2013: $6.0 million) has been recorded as a short term related party balance payable. The loan note is being repaid using similar repayment terms to the original lease and incurs interest at 7.254%. Interest expense of $4.1 million has been recorded in the nine months ended September 30, 2014.

16. DISPOSAL OF ASSETS

In December 2012, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Guider. The Company recorded a loss on the termination of the lease of $0.8 million in the first quarter of 2013 in results from discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (now renamed Edinburgh) and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax tanker, Front Pride, and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In March 2014, the Company sold the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party and recorded a loss of $15.7 million in the first quarter of 2014.

In September 2014, the Company agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014.

17. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $0.4 million. The Company has placed $0.4 million into a restricted bank account at SEB as support for the guarantee. The guarantee expires on December 31, 2015.

As of September 30, 2014, the Company had four (December 31, 2013: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. These charters are accounted for as capital leases and the lessor has options to put each of these vessels on the Company at the end of the lease terms on December 31, 2015. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2013: $36 million).

As of September 30, 2014, Chevron chartered three vessels on long-term bare boat charters and held options to purchase each vessel for $1 per vessel on April 1, 2015. In October 2014, these bareboat charters were terminated early and the purchase options were exercised (see note 18).

As of September 30, 2014, the Company was committed to make newbuilding installments of $40.9 million. This liability was settled in January 2015 upon delivery of the vessel.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. All of the five contracts have been cancelled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest on four of these contracts. The remaining contract is in arbitration and the Company has not recorded any liability in respect of its guarantee as the Company does not believe that it will be required to make any payments in relation to it.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

18. SUBSEQUENT EVENTS

Pursuant to an early termination agreement between three of the Company’s subsidiaries, which are accounted for under the equity method; (1) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (2) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (3) the three vessels were sold. This transaction was cash neutral to the Company, except for an amount of $1.1 million which became available to the Company.

In October 2014, the Company bought $17.8 million notional principal of its 4.50 % Convertible Bond Issue 2010/2015 at a purchase price of 91.654%. This transaction is expected to result in a non-cash gain of $1.5 million in the fourth quarter of 2014.

In October 2014, Frontline entered into a private agreement to exchange $23.0 million of the Company's 4.5% Convertible Bond for an aggregate of 8,251,724 shares and a cash payment of $10 million plus accrued interest.

The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, November 12 and November 19, respectively. These terminations are expected to result in a non-cash gain of approximately $40 million in the fourth quarter of 2014.

In December 2014, Frontline entered into a private agreement to exchange $22.5 million of the Company's 4.5% Convertible Bond for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. This transaction and the bond exchange in October 2014 are expected to result in a non-cash loss of approximately $23 million in the fourth quarter of 2014.

In January 2015, the Company took delivery of its second and final Suezmax newbuilding, Front Idun, and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel.